PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN ADDS KEY MEMBERS TO SENIOR MANAGEMENT TEAM

Vancouver, British Columbia, March 22, 2011 - Keegan Resources Inc. ("Keegan") is pleased to announce the appointment of two key individuals to its senior management team. The two new additions are Greg McCunn as Chief Financial Officer and Andrea Zaradic P.Eng as Vice President, Project Development.

Mr. McCunn is a mining executive with 20 years of domestic and international experience. His background includes technical, operational, corporate development and financial roles with Teck, Placer Dome, and several junior mining companies in Canada and Australia. He most recently spent three years as CFO of Farallon Mining Ltd during which time the company completed construction and commissioning of the G-9 mine in Mexico. Mr. McCunn played an integral role in the friendly take-over of Farallon in January 2011 by Nyrstar NV. Prior to Farallon Mr. McCunn was Vice President, Project Development for Zincore Metals. He holds a Masters Degree in Business Administration as well as a Bachelor of Applied Science in Metallurgical Engineering. Mr. McCunn’s experience in bringing new mines into production will be a tremendous asset to Keegan as it rapidly moves the Esaase project to production.

Tony Ricci, CA has been holding dual positions as both CFO and Corporate Secretary. Due to significant growth within the Company as it continues its advancement; the need has arisen to divide these roles into two positions with Mr. Ricci continuing as Corporate Secretary and Executive Vice President.

Andrea Zaradic P. Eng. has joined the Company as Vice President, Project Development. Ms. Zaradic is a mechanical engineer with over 20 years experience in corporate and project development, construction management and mining and mineral processing operations with companies including Magma Energy Corp., Canico Resource Corp. and BHP Billiton Diamonds Inc. As Vice President, Project Development for Keegan, Andrea will be responsible for all studies, detailed engineering designs and other development work required to bring the Esaase Gold Project into production.

Executive Chairman Shawn Wallace states “The addition of Greg and Andrea represent key milestones in Keegan’s strategy to rapidly advance the Esaase Project. The continued addition of experienced professional personnel is essential for the Company to maintain our timeline for the development of Esaase. On behalf of the board I would also like to thank Tony Ricci for his significant contribution in holding dual roles within the Company and look forward to working with him in his new capacity.”

President and CEO Maurice Tagami states “I am very pleased to welcome both Greg and Andrea to the Keegan team and I look forward to working closely with them as we continue down the road to production at Esaase.”

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project (3.23 million ounces gold indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan tr ades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre‐- feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.